UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

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                                                      SEC. FILE NUMBER
                                                         000-50903
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                                                        CUSIP NUMBER
                                                         74621R 10 4
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                         NOTIFICATION OF LATE FILING

(Check One):  | | Form 10-K and | | Form 20-F | | Form 11-K
|X| Form 10-Q | | Form 10-D | | Form N-SAR | | Form N-CSR

For Period Ended: March 31, 2008

| | Transition Report on Form 10-K
| | Transition Report on Form 20-F
| | Transition Report on Form 11-K
| | Transition Report on Form 10-Q
| | Transition Report on Form N-SAR
For the Transition Period Ended:_____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PURE BIOFUELS CORP.
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Full Name of Registrant

Not applicable
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Former Name if Applicable

9440 Little Santa Monica Blvd. Suite 401
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Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 90210
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
            portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
| |   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                       -2-
PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-SCR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 because management requires additional time to compile and verify the data required to be included in the report and the auditors need additional time to complete their review of the Registrant's financial statements. It is anticipated that the Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date of the Registrant's Form 10-Q.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

Luis Goyzueta
(Name)

310.402.5916
(Area Code and Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                   |x| Yes | |No
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      (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   |x| Yes | |No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made: The company anticipates that its net loss for the first quarter of 2008 will be approximately $2.4 million compared to a net loss of approximately $1.0 million for the first quarter of 2007. To date, the company has not generated any revenues. The main reason for the increase in the company's net loss was that the company did not begin construction of its Callao Port Facility until May 2007. Therefore, the company's operating expenses relating to the construction of the facility were significantly higher during the first quarter of 2008 compared to the first quarter of 2007.

                               PURE BIOFUELS CORP.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2008

By: /s/ Luis Goyzueta
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Luis Goyzueta
CEO and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.